August 17, 2018

VIA EDGAR

Melissa Gilmore
Claire Erlanger
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Fresh Del Monte Produce Inc.
Form 10-K for Fiscal Year Ended December 29, 2017
Form 10-Q for the Quarter Ended June 29, 2018
Form 8-K furnished July 31, 2018
File No. 333-07708
Dear Ms. Gilmore and Ms. Erlanger:
We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 9, 2018 regarding the above referenced filings made by Fresh Del Monte Produce Inc. (the “Company”). Set forth below are the Staff’s comments and our responses.

Form 10-Q for the Quarter Ended June 29, 2018
Notes to Consolidated Financial Statements
3, Summary of Significant Accounting Policies
Revenue Recognition, page 8
COMMENT NO. 1:
We note your disaggregated revenue disclosures of revenue by product and by geographic region in Note 16. Tell us your consideration for disclosing further disaggregation of revenue for other

Ms. Melissa Gilmore
Ms. Claire Erlanger
Securities and Exchange Commission
August 17, 2018

fresh produce similar to the table disclosed on page 4 of your 10-K for the Fiscal Year Ended December 29, 2017 and in your earnings releases furnished on Form 8-K.
RESPONSE:
We call to the Staff’s attention that, in Note 16 to the consolidated financial statements contained in our Form 10-Q for the quarter ended June 29, 2018 (the “Q2 2018 Form 10-Q”), we continued to show disaggregated revenue from contracts on the basis of our aggregated reportable segments consistent with Accounting Standards Codification (“ASC”) 280, Segment Reporting, as we did in our Form 10-K for the fiscal year ended December 29, 2017 and our Form 10-Q for the fiscal quarter ended March 30, 2018. We also call to the Staff’s attention that Note 3 to our consolidated financial statements included in the Q2 2018 Form 10-Q contains a cross reference to Note 16, with that cross reference expressly referring to the additional description of our reportable business segments and disaggregated revenue disclosures in Note 16. Under the circumstances, we believe that the approach taken in the Q2 2018 Form 10-Q meets the disclosure requirements ASC 606, Revenues from Customers. The objective of ASC 606 is to show how the nature, amount, timing of revenue and cash flows affected by economic factors and mirror our contracts with customers. It is important to note that our contracts with customers do not differ significantly across the various fresh fruit products, shown on page 4 of our Form 10-K and, as such, we believe that the disclosure included in the Q2 2018 Form 10-Q based on aggregated reportable segments as included in Note 16 is sufficient to meet the requirements of the standard.
COMMENT NO. 2:
Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your products.
RESPONSE:
We made an accounting policy election to exclude taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer. In applicable future filings, we will disclose this election in our discussion of significant accounting policies.

Ms. Melissa Gilmore
Ms. Claire Erlanger
Securities and Exchange Commission
August 17, 2018

Note 5. Acquisitions, page 10
COMMENT NO. 3:
We note your acquisition of Mann Packing Company Inc. and Subsidiaries and your disclosure that it will expand your fresh-cut vegetable and prepared product offerings in North America and allow you to diversify your business, leverage your distribution network and infrastructure and increase your market reach. Additionally, you stated the transaction is expected to provide synergies, enhancing your ability to better serve your combined customers’ needs for healthier products. Given the magnitude of the amount of goodwill recognized, please explain further the specific synergies you identified, relative magnitude of each, and consideration for including such discussion in your disclosures. Also, please explain to us in performing the purchase price allocation, how you evaluated the purchase for the existence of any other intangible assets.
RESPONSE:
We call to the Staff’s attention the fact that our purchase price allocation for Mann Packing Company, Inc. and its subsidiaries (collectively, “Mann Packing”) reflected in the Q2 2018 Form 10-Q is preliminary and is based upon estimates and assumptions that are subject to change. The measurement period remains open, and our process to complete the valuation procedures relating to intangible assets, as well as other items, remains ongoing. We are reviewing potential intangibles such as trade names and trademarks, customer lists, leases and contracts in order to determine the existence and quantification of the fair values of such intangible assets. We will make adjustments and provide appropriate additional disclosures in our applicable future filings as we conclude on the valuation assumptions consistent with ASC 805, Business Combinations. Certain available information regarding Mann Packing was provided in the Q2 2018 Form 10-Q under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.
The specific synergies we have identified to date in descending order of our current view of the relative magnitude is as follows:

1.	Acceleration of Mann Packing’s expansion strategy at key retailers/channels;

2.	Improvement of the Company’s access to key retailers and food service distribution;

3.
Development of a forward distribution model to offer just-in-time delivery services nationwide by leveraging the Company’s North American distribution infrastructure to significantly broaden national coverage for Mann Packing/Del Monte value-added vegetable products;

4.	Procurement savings for both the Company and Mann Packing by leveraging product sourcing in North America and lower cost sourcing opportunities using the Company’s

Ms. Melissa Gilmore
Ms. Claire Erlanger
Securities and Exchange Commission
August 17, 2018

infrastructure in Central America. In addition to enhanced packaging, materials, equipment and other consolidated component savings;

5.	Expansion of Mann Packing’s production capacity in the United States by leveraging the Company’s existing facilities to improve Mann Packing’s reach and

6.	Marketing and overhead synergies resulting from opportunities to pursue co-branding and better pricing potential utilizing the Del Monte brand.
We will include additional qualitative explanations on the synergies related to Mann Packing in applicable future filings.

Form 8-K furnished July 31, 2018
Exhibit 99.1 Press Release Dated July 31, 2018, page 2
COMMENT NO. 4:
We note that you present the non-GAAP financial measures, comparable operating income, comparable net income, and comparable earnings per diluted share. However, we note that on page 2, you only reconcile comparable earnings per diluted share to reported earnings per diluted share. Please revise to include a reconciliation of each of the non-GAAP measures to the most comparable GAAP measure, as required under Item 100(a)(2) of Regulation G and Item 10(e)(i) of Regulation S-K. Also, please consider revising the titles of your non-GAAP measures as they appear confusingly similar to titles or descriptions used for GAAP financial measures.
RESPONSE:
In response to the Staff’s comment, we will include in future filings and other public disclosures a reconciliation of each of the non-GAAP measures used therein, in accordance with Item 100(a)(2) of Regulation G and Item 10(e)(i) of Regulation S-K, as applicable. In addition, in future filings and other public disclosures, we will revise the titles of our non-GAAP measures in accordance with the Staff’s comment.
*    *    *

Ms. Melissa Gilmore
Ms. Claire Erlanger
Securities and Exchange Commission
August 17, 2018

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above-reference, please contact me at 305-520-8083 at your earliest convenience.
Sincerely,

FRESH DEL MONTE PRODUCE INC.

By:	/s/ Richard Contreras
Richard Contreras
Senior Vice President and Chief Financial Officer